Exhibit 99.1

Pursuant to Rule 16a-1(a)(2)(ii)(B) under the Securities Exchange Act of 1934, as amended (the "Act"), Perseus Biotech Fund Partners may be deemed to be a beneficial owner of the shares beneficially owned by Perseus-Soros and Biotech Management Partners only to the extent of the greater of its respective direct or indirect interest in the profits or capital account of each such entity. Pursuant to Rule 16a-1(a)(4) under the Act, this filing shall not be deemed an admission that Perseus Biotech Fund Partners is for purposes of Section 16 of the Act or otherwise, the beneficial owner of any securities owned by Perseus-Soros and Biotech Management Partners in excess of such amount.